INVEST IN **PLAYMAKER RECRUITING**

Student-athlete performance analytics platform that makes recruiting more transparent and efficient



playmakerrecruiting.com   Austin TX

Software   Infrastructure   Food   Alcohol   Hardware

OVERVIEW   UPDATES   WHAT PEOPLE SAY   ASK QUESTION

Highlights

1. A well researched market opportunity providing needed tools and resources with a capable team

2. Large market opportunity, with annual college sports spending now at $2B, and constantly growing

3. V1 of our product is built, with 14,000 game records and nearly 150,000 players in our database

4. Strong investment return opportunity with the flexibility to take equity or fixed repayment as debt

5. The ability to change the lives of countless student athletes by increasing access to opportunity

Our Team

 **Joseph Fischer** Founder - CEO



Previous student athlete with a masters degree in business and years of research in the collegiate recruiting market.

> I have personally seen this process break down, and every year nothing is done to help increase transparency and access. My own siblings struggled through this process, as well as several friends, and I decided if no one else would address the hurdles, I would.



Noah Menikoff

Successful founder, accomplished developer, and great team leader.

Pitch



The Problems

- **Distribution of Talent**
  Access to talent is not distributed evenly in proportion to opportunities, and talented players are overlooked due to thier lack of connections or relationships

- **Data Transparency**
  Performance data is collected inconsistently and inaccurately

- **Time & Travel**
  With no database of players, recruiters resort to time and resource intensive search methods with limited reach.

- **Proximity Bias**
  Institutions depend on limited resources and coaching relationships, narrowing thier reachable talent pools

- **High School Limitations**
  High Schools have limited means to collect and utilize data on thier own and have to turn to expensive programs which become inconsistently utilized.

Property of Playmaker Recruiting LLC, 2020





The Next Evolution in Collegiate Recruiting

We are a cloud-based platform providing student athlete performance analytics to optimize the student athlete recruiting and provide greater access to opportunities

We want to revolutionize college sports recruiting process by providing more exposure for all student athletes and a powerful analytics platform for recruiters



The Solution

- Platform collecting and analyzing performance data of all high school student athletes

- Team Management tools for High School Coaches to organize their weekly workflow and game preparation

- Powerful search & filter tools to identify and review talented players

- Performance analytics to identify overlooked players



Team Management Tools

Recruiting Database

Data Reporting Tools

The Opportunity

Spending continues to skyrocket as competition for revenue and recruits intensifies



27%
Now Up to
$1.7B
Support Staff Spending Growth 2013-2018

33%
Now Up to
$170M
Recruiting Spending Growth 2013-2018

National Spending Trends

Recruiting Spending

		Spending
Georgia	G	$3,676,858
Alabama	A	$2,663,467
Tennessee	T	$2,247,289
Clemson		$2,234,173
Arkansas		$1,931,026
Texas A&M	A&M	$1,673,204
LSU	LSU	$1,607,148
Penn State		$1,529,068
Florida State		$1,503,142
Michigan	M	$1,411,989
Nebraska	N	$1,349,991
Oklahoma	OU	$1,276,908
Texas		$1,275,368
Florida		$1,271,821

ADU, 2019, By Andy Wittry, https://athleticdirectoru.com/articles/an-analysis-of-football-recruiting-costs/

The Market



TAM
$2 Billion
NCAA FBS Recruiting, Support Staff, and Internal Software

SAM
$600 Million
Recruiting Software, Staff, & Travel

SOM
$40M
Our Share of that spending

The Competition

	PLAYMAKER	FR	Independent Providers	hudl
Price – Colleges	$25,000 Average	$10,000 Avg.	$500-$5000 Each	$800-$3300
Athlete Game Data	✓	✗	✓ ✗	✓
Athlete Physical Measurables	✓	✗	✓	✓ ✗
Athlete Academics	✓	✓	✓ ✗	✗
Search/Filter Features	✓	✓	✗	✗
Data Validation	✓	✗	✓	✓

We provide the tools and features all other offer, **plus more**, in a single platform for a comparable price

---

The Features

College Recruiter Platform

- Unmatched Search and Filter Capabilities to identify talent and potential
- Unique direct from the source data collection and verification
- Proprietary performance analytics and data synthesis

High School Platform

- Purpose built team and data management controls
- Simple, easy to follow User Interface
- Cross sport and function flexibility for coaches running many teams

---

The Starting Line Up



College Package

3 Sport Package
Annual Subscription
Billed Monthly

Div. 1 Pow 5	*$40,000
Div. 1 Group 5	*$35,000
Div. 2	$30,000
Div. 3	$20,000

* Depending on NCAA allowance of differentiating pricing within Division 1



High School Package

Starting **$50 annually**
$35 for each additional Sport over 1

Premium Packages
$150 – Analytics Customization
$250 – Box + Sideline Capture

Financial Projections





Founder Capital | Outside Investment | Net Op Cash Flow | Net Income

Disclaimer, these projections cannot be guaranteed

Our Team



Noah Menikoff
Lean Dev - CTO
Successful Entrepreneur and Founder
25+ years software development and
business leadership



Joseph Fischer
Founder - CEO
MSF Finance - Vanderbilt
Previous Athlete



Amanda Weiss
Developer
15+ Software Development
Previous College Athlete

Advanced Search   Quick Search   Saved Searches

Rushing QBs

Passing_YDS > 1500 AND Rushing_YDS > 1000

* Search Name: Rushing QBs

Passing Yards | greater than | 1500
Rushing Yards | greater than | 1000

+ Add Criteria

Save & Refresh   Cancel

Add selected players to saved lists: Pick a Saved List   Save Selection

	Player Name	School Name	Position	Passing Yards	Rushing Yards
	Abraham Nevarez	knox city	QB	2369	1512
	Alex Timmons	christian	QB	2081	1018
	Austin Worthen	glen rose	QB	1995	1191
	Braden Plyler	pottsboro	QB	2725	1055

Home
Recruiting
Stat Leaders
Research
Saved Lists
Team Needs
Message Center
Comm Center
Inbox
Sent Messages
All Messages

Sign Out

Thank You!

Strong Market Need

PLAYMAKER

High Growth Industry